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            Orckit Communications Reports 2008 Second Quarter Results
                                                                - - - -
            Company Secures Three New Customers During Second Quarter

TEL AVIV, Israel, July 16, 2008 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the second quarter and six months ended June 30, 2008.

Revenues in the second quarter of 2008 were $3.1 million compared to $2.0 million in the previous quarter ended March 31, 2008 and $1.9 million in the comparable quarter last year.

Net loss for the quarter ended June 30, 2008 was $7.8 million, or $(0.48) per share, compared to a net loss of $7.7 million, or $(0.47) per share, for the previous quarter ended March 31, 2008 and a net loss of $6.4 million, or $(0.40) per share, for the second quarter of 2007. Results for the quarters ended June 30, 2008, March 31, 2008 and June 30, 2007 included financial income of $1.0 million, $419,000 and $1.6 million, respectively, which resulted from adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007.

Revenues for the six months ended June 30, 2008 were $5.1 million compared to $6.4 million for the six months ended June 30, 2007. Net loss for the six months ended June 30, 2008 was $15.5 million, or $(0.95) per share, compared to a net loss of $12.0 million, or $(0.76) per share, for the six months ended June 30, 2007. Results for the six months ended June 30, 2008 and June 30, 2007 included financial income of $1.4 million and $1.6 million, respectively, which resulted from adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007.

Key Highlights for the quarter:

- Three new customer wins, two of which are global carriers.

- Product and sales strategy broadened, now targeting heavy Ethernet-only metro area applications.

- Sales force continued to grow with a broadening of geographical areas covered, allowing Orckit to target a wider range of customers.

- Deliveries to T-Systems in Germany and deployment are progressing, in line with the project's initial schedule.

- Additional customer evaluations are ongoing.

Izhak Tamir, President of Orckit, commented, "This quarter we are proud to announce that we have added three new customers in addition to KDDI and T-Systems. We are seeing growing demand as global carriers are now recognizing the caliber and quality of our products and technology."

"Our optimism stretches beyond the success embodied in our new customer wins this quarter. As we anticipated, the availability of our new CM-4000 product line is opening new applications and market segments for our product offerings. The efforts we put into bringing the CM-4000 to market are starting to pay off. We believe that our product and sales strategy are now well positioned to address market dynamics, to diversify our customer base and to target shorter sales cycle opportunities."

Mr. Tamir concluded, "Our top objectives are to continue to expand and diversify our customer base with new wins, along with continuous revenue growth. With the ongoing innovations of our metro products and demand for video transmission, we believe the future holds significant opportunities for us."

Outlook and Guidance

For the quarter ending September 30, 2008, we expect revenues to be approximately $5.4 million, with a net loss of approximately $8.0 million, or approximately $(0.49) per share. This guidance does not take into account financial income or loss due to valuation of the conversion terms included in our $25.8 million principal amount of convertible subordinated notes that were issued in March 2007. Such income or loss is subject to certain factors, including our share price, and cannot be estimated at this time.

Conference Call

Orckit Communications will host a conference call on July 16, at 9 a.m. EDT. The call can be accessed by dialing 1- 888-459-5609 in the United States and 1- 973-321-1024 internationally. Please utilize the code 54568230. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through July 23, 2008 at 11:59 p.m. at 1-800-642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 54568230.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com
                                 --------------

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW



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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                       June 30          December 31
                                                                         2008               2007
                                                                         ----               ----
                              ASSETS

   Current assets:

       Cash and short term marketable securities                 $          56,924  $          68,225
       Trade receivables                                                     3,407                 49
       Other receivables                                                     2,739              1,632
       Inventories                                                           1,437              1,347
                                                                            ------             ------
             Total  current assets                                          64,507             71,253

   Long term marketable securities                                          30,781             34,142
   Severance pay fund                                                        4,011              3,454
   Property and equipment, net                                               1,537              1,384
   Deferred issuance costs, net                                                689                781
                                                                            ------             ------
             Total  assets                                       $         101,525  $         111,014
                                                                            ======             ======

               LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
       Trade payables                                            $           5,079  $           4,292
       Accrued expenses and other payables                                   8,690              8,240
       Deferred income                                                       1,345              1,045
                                                                            ------             ------
             Total current liabilities                                      15,114             13,577

   Long term liabilities :

       Convertible subordinated notes                                       33,894             28,723
       Adjustments due to convertible notes conversion terms               (5,617)             (3,247)
                                                                           -------            -------
       Convertible subordinated notes, net                                  28,277             25,476

       Accrued severance pay and other                                       5,123              4,553
                                                                            ------             ------
                                                                            33,400             30,029

             Total liabilities                                              48,514             43,606

   Shareholders' equity                                                     53,011             67,408
                                                                            ------             ------
             Total  liabilities and shareholders' equity         $         101,525  $         111,014
                                                                            ======             ======


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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                              Three Months Ended          Six Months Ended June 30
                                                                    June 30
                                                               2008          2007              2008           2007
                                                               ----          ----              ----           ----

Revenues                                            $         3,105  $      1,900     $       5,097  $       6,426

Cost of revenues                                              1,584           978             2,574          3,022
                                                             ------        ------            ------         ------
Gross profit                                                  1,521           922             2,523          3,404

Research and development expenses, net                        5,953         4,897            11,769          9,871

Selling, marketing general and administrative                 4,895         4,094             9,376          8,105
expenses
                                                             ------        ------            ------         ------
Total operating expenses                                     10,848         8,991            21,145         17,976
                                                             ------        ------            ------         ------
Operating loss                                               (9,327)       (8,069)          (18,622)       (14,572)

Financial income, net                                           538            97             1,674            987
Adjustments due to convertible notes conversion terms           985         1,609             1,404          1,609
                                                                ---         -----             -----          -----
Total financial income, net                                   1,523         1,706             3,078          2,596
                                                             ------        ------            ------         ------

Net loss                                            $        (7,804)  $    (6,363)     $    (15,544)  $    (11,976)
                                                             ======        ======            ======         ======
Net loss per share - basic                          $         (0.48)  $     (0.40)     $      (0.95)  $      (0.76)
                                                             ======        ======            ======         ======
Net loss per share - diluted                        $         (0.48)  $     (0.40)     $      (0.95)  $      (0.76)
                                                             ======        ======            ======         ======
Weighted average number of shares outstanding - basic        16,384        15,776            16,373         15,742
                                                             ======        ======            ======         ======
Weighted average number of shares outstanding -              16,384        15,776            16,373         15,742
diluted
                                                             ======        ======            ======         ======

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